Exhibit 12
Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Three Months
	Ended	Years Ended December 31,
	March 31, 2016	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$139,345	$218,289	$339,347	$254,194	$229,940	$310,409
Distributions greater than equity in earnings of affiliates	—	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	9,388	33,531	36,646	14,608	505	548
Interest portion of rentals *	1,979	7,473	2,842	2,380	2,610	3,015
Earnings before provision for taxes and fixed charges	$150,712	$259,293	$378,835	$271,182	$233,055	$313,972
Interest and expense on indebtedness, excluding capitalized interest	9,388	33,531	36,646	14,608	505	548
Capitalized interest	—	—	—	—	—	—
Interest portion of rentals *	1,979	7,473	2,842	2,380	2,610	3,015
Total fixed charges	$11,367	$41,004	$39,488	$16,988	$3,115	$3,563
Ratio of earnings to fixed charges	13.3	6.3	9.6	16.0	74.8	88.1

*    Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.